Exhibit 99.9

NICE Satmetrix NPX Winter Release Harnesses New Data Sources to
 Deliver the Most Comprehensive Customer Feedback Insights Ever

Powerful new integrations with NICE Nexidia Analytics, NICE AIR and Engage, and NICE
 inContact CXone cloud platform unify direct and indirect customer feedback with behavioral and operational data

Hoboken, N.J., February 22, 2018 – NICE (Nasdaq: NICE) today unveiled a new version of NICE Satmetrix NPX, the company’s cloud-based, Customer Feedback and Loyalty (CLS) solution. This latest release offers a range of new capabilities that deliver an end-to-end view of customer experience by unifying direct feedback from omnichannel surveys, indirect feedback from text or voice conversations with operational or behavioral data imported from a variety of other customer data sources.

Powered by the NICE Nexidia Analytics, NICE AIR and Engage as well as the NICE inContact CXone, NICE Satmetrix NPX now includes all new, innovative capabilities that are unique in the market including:

•	Proprietary speech-to-text translation for spoken comments collected via IVR surveys

•	Built-in conversational SMS surveys with Natural Language Processing (NLP) capabilities

•	Integrated playback that lets users listen to recorded service conversations while reviewing survey feedback

This latest release makes it easier for customers to operate their VOC programs globally via simple, fast expansion paths. Deployed on the Amazon Web Services (AWS) infrastructure, NICE Satmetrix NPX assures improved scalability and performance. The new version also offers globally distributed deployment for compliance with a variety of jurisdictions on data security as well as compliance with new GDPR guidelines scheduled to go into effect in May 2018.

Even with these added capabilities NICE Satmetrix maintains its immediate turn-up, self-service and leading NPX capabilities.

Miki Migdal, president of the NICE Enterprise Product Group:
“Customers are looking for comprehensive insights about their customers and this latest version of our VOC solution uniquely delivers on that promise. As we continue to bring the power of the NICE portfolio to every aspect of our VOC solution, companies serious about their VOC programs have only one choice that delivers a truly holistic view of customer experience along with scalability, compliance and performance - NICE Satmetrix.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.